Exhibit 99.7

Deloitte & Touche LLP 360 Main Street Suite 2300 Winnipeg MB R3C 3Z3 Canada Tel: 204-942-0051 Fax: 204-947-9390 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON THE RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Shareholders of HudBay Minerals Inc.

On March 14, 2008, we reported on the consolidated balance sheets of HudBay Minerals Inc. (the “Company”) as at December 31, 2007 and 2006 and the consolidated statements of earnings, retained earnings, comprehensive income (2007 only) and cash flows for the years then ended (the “Consolidated Financial Statements”), which are incorporated by reference in this Registration Statement on Form 40-F.

In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the Consolidated Financial Statements, we have also audited the related Supplemental Note to the Consolidated Financial Statements entitled “Reconciliation to United States Generally Accepted Accounting Principles” listed as Exhibit 99.7 in this Registration Statement on Form 40-F. This reconciliation to United States Generally Accepted Accounting Principles is the responsibility of the Company’s management. Our responsibility is to express an opinion on this reconciliation to United States Generally Accepted Accounting Principles based on our audit.

In our opinion, such reconciliation to United States Generally Accepted Accounting Principles, when considered in relation to the Consolidated Financial Statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Winnipeg, Canada

January 20, 2009

HUDBAY MINERALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

(In thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2007 and 2006

HudBay Minerals Inc. (the “Company” or “HudBay”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those in the United States (“US GAAP”).

The following is the reconciliation for balance sheet items:

Consolidated summarized balance sheets	2007	2006
Total assets under Canadian GAAP	$1,551,627	$1,318,515
Adjustments for:
Depreciation and amortization (excluding Balmat) (a)	(29,460)	(28,837)
Balmat (b)	—	1,313
Available-for-sale investments (c)	—	545
Pension (d)	289	186
Tax effect of US GAAP adjustments (j)	8,125	10,931

Total assets under US GAAP	$1,530,581	$1,302,653

Total liabilities under Canadian GAAP	$360,394	$354,307
Adjustments for:
Pension (d)	(7,290)	(777)
Other employee future benefits (d)	7,450	11,648
Flow-through shares (e)	—	2,993
Derivatives (f)	—	1,184
Embedded derivatives (g)	(858)	185
Tax effect of US GAAP adjustments (j)	2,553	97

Total liabilities under US GAAP	$362,249	$369,637

Shareholders’ equity under Canadian GAAP	$1,191,233	$964,208
Adjustments for:
Depreciation and amortization (excluding Balmat) (a)	(29,460)	(28,837)
Balmat (b)	—	1,313
Available-for-sale investments (c)	—	545
Pension (d)	7,579	963
Other employee future benefits (d)	(7,450)	(11,648)
Flow-through shares (e)	—	(2,993)
Derivatives (f)	—	(1,184)
Embedded derivatives (g)	858	(185)
Tax effect of US GAAP adjustments (j)	5,572	10,834

Shareholders’ equity under US GAAP	$1,168,332	$933,016

HUDBAY MINERALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

(In thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2007 and 2006

Balances in the shareholders’ equity sections under US GAAP are as follows:

	2007	2006
Share capital:
Common shares	$340,925	$329,538
Warrants	1	3
Contributed surplus	16,233	12,962
Retained earnings	818,430	600,787
Accumulated other comprehensive loss	(7,257)	(10,274)

Shareholders’ equity under US GAAP	$1,168,332	$933,016

The following is the reconciliation for statement of earnings items:

Consolidated summarized statements of earnings	2007	2006
Net earnings under Canadian GAAP	$227,139	$563,991
Adjustments for:
Depreciation and amortization (excluding Balmat) (a)	(623)	(24,584)
Balmat (b)	(1,313)	1,313
Flow-through shares (e)	(4,258)	(2,111)
Derivatives (f)	—	(1,184)
Embedded derivatives (g)	858	(185)
Tax on share issue costs (h)	(1,434)	—
Stock-based compensation (i)	264	136
Tax effect of US GAAP adjustments (j)	(2,859)	10,911

Net earnings under US GAAP	$217,774	$548,287

Earnings per share under US GAAP
Basic	$1.72	$5.17
Diluted	$1.69	$4.56

The statements of comprehensive income for the years ended December 31, 2007 and 2006 under US GAAP are as follows:

Consolidated summarized statements of comprehensive income	2007	2006
Net earnings under US GAAP	$217,774	$548,287

Other comprehensive income (loss), net of tax:
Pension	4,631	9,939
Other employee future benefits	4,198	—
Currency translation adjustments	(126)	26
Available-for-sale investments	(459)	448
Cash flow hedges	(5,227)	—

	3,017	10,413

Comprehensive income under US GAAP (k)	$220,791	$558,700

HUDBAY MINERALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

(In thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2007 and 2006

Cash flows from operating activities, investing activities and financing activities under US GAAP are as follows:

Consolidated statements of cash flows	2007	2006
Operating activities under Canadian GAAP	$498,173	$423,923
Adjustments for:
Balmat (b)	—	(2,870)
Flow-through share issuance (e)	—	2,993

Operating activities under US GAAP	$498,173	$424,046

Investing activities under Canadian GAAP	$(117,826)	$(135,686)
Adjustments for:
Balmat (b)	—	2,870

Investing activities under US GAAP	$(117,826)	$(132,816)

Financing activities under Canadian GAAP	$(6,524)	$(44,522)
Adjustments for:
Flow-through share issuance (e)	—	(2,993)

Financing activities under US GAAP	$(6,524)	$(47,515)

a)	Depreciation and amortization (excluding Balmat)

Under Canadian GAAP, the Company’s amortization of capitalized mine development costs using the unit-of-production method is calculated using historical costs plus estimated future development costs required to access proven and probable reserves, amortized over the related proven and probable tonnes of ore reserves. For US GAAP purposes, amortization of capitalized mine development costs is calculated using historical capitalized costs incurred. Mine development costs that benefit the entire mine life are amortized over proven and probable reserves; however, the remainder of the mine development costs are amortized over the currently accessible proven and probable reserves to which these costs relate.

b)	Balmat

The Company’s Balmat mine commenced commercial production for Canadian GAAP purposes on January 1, 2007. Under Canadian GAAP, the Company’s policy is to capitalize development costs for properties deemed capable of economical commercial production. Upon commencement of economical commercial production, the Company begins amortization of the costs using the unit-of-production method. Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs. The decision on when commercial production is reached is based on a range of criteria that is considered relevant to the specific situation, including: a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; and expected net margin during the pre-production period. In a phased mining approach, consideration would be given to milestones achieved at each phase of completion. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Under US GAAP, the production phase of a mine begins when saleable minerals are produced from an ore body, regardless of the level of production, and mine start-up costs are expensed as incurred.

HUDBAY MINERALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

(In thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2007 and 2006

Accordingly, US GAAP adjustments were required in 2007 and 2006 to reflect expensing of mine start-up costs and adjustments in calculating unit-of-production amortization subsequent to commencement of commercial production. Additionally, adjustments were required to mark-to-market Balmat provisional pricing embedded derivatives in 2006. These embedded derivatives were recorded for Canadian GAAP purposes effective January 1, 2007, upon transition to CICA 3855 “Financial Instruments – Recognition and Measurement” but were recorded to mine development costs as they related to the period prior to commencement of Canadian commercial production. Under US GAAP, these adjustments have been recorded in 2006 to earnings.

In 2007, the Company recorded an asset impairment loss for the Balmat mine and wrote down the carrying value of Balmat’s property, plant and equipment to fair value. Canadian GAAP and US GAAP have similar two-step impairment models and similar requirements to test for impairment when there is an indicator of impairment; however, differences in impairment loss amounts recognized resulted from different carrying values of property, plant and equipment due to the differences explained above. Recognition of these impairment losses had the effect of eliminating US GAAP differences in the carrying value of Balmat’s property, plant and equipment.

For the purpose of the US GAAP statements of cash flow, the Company has reclassified 2006 cash outflows of $2,870 from investing activities to operating activities to reflect Balmat cash costs capitalized under Canadian GAAP and expensed under US GAAP.

c)	Available-for-sale investments

Prior to the adoption of CICA 3855 “Financial Instruments – Recognition and Measurement” effective January 1, 2007, a US and Canadian GAAP difference existed in the accounting for the Company’s long-term investments. Under US GAAP, these investments are classified as available-for-sale and carried at fair value, with mark-to-market gains and losses recognized in other comprehensive income and reported, net of tax, in accumulated other comprehensive income until realized. Under Canadian GAAP, these investments were carried at the lower of cost and market value. Effective January 1, 2007, the Company’s accounting for these investments under Canadian GAAP is consistent with US GAAP. A 2006 US GAAP adjustment has been made to mark these investments to market, with the gains recorded in other comprehensive income net of tax.

d)	Pension and other employee future benefits plans

HudBay has adopted Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective in 2006 for US GAAP purposes. This standard requires recognition of the funded status of each defined benefit and other post-retirement benefit plan on the balance sheet. To achieve this, SFAS 158 first required a one-time adjustment to accumulated other comprehensive income (“AOCI”) as at December 31, 2006 such that all amounts not yet recognized in net periodic pension cost were recognized in AOCI. SFAS 158 requires other comprehensive income (“OCI”) in subsequent periods to include prior service (costs) credits and gains (losses) arising in subsequent periods, net of amounts amortized from accumulated other comprehensive income into net periodic pension cost. Under Canadian GAAP, prior service (costs) credits and actuarial gains (losses) are not recognized in OCI and are amortized to earnings. Expense amounts for HudBay’s pension and other employee future benefits plans continue to be identical under Canadian and US GAAP.

HUDBAY MINERALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

(In thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2007 and 2006

The Company’s US GAAP adjustments for pension included one-time adjustments to AOCI upon adoption of SFAS 158, consisting of an increase of $1,609 related to its pension plans and a decrease of $11,648 related to other employee future benefits plans, as well as adjustments to recognize prior service (costs) credits and actuarial gains (losses) arising during the year in OCI for pension and other employee future benefit plans.

Additional information concerning the Company's pension and other employee future benefits plans is presented in notes 10 and 11 to the Company’s audited consolidated financial statements for the year ended December 31, 2007.

e)	Flow-through shares

Under US GAAP, when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. Shareholders' equity is reduced, and a liability is recognized for this difference. When tax benefits are renounced, the liability is reversed, and a future income tax liability is recognized. Income tax expense is the difference between the amount of the future tax liability and the liability previously recognized upon issuance of the flow-through shares. Under Canadian GAAP, the proceeds from issuance of flow-through shares are recorded to shareholders’ equity, and renunciation of tax deductions to holders of flow-through shares is treated as a cost of issuing equity. For the purpose of the US GAAP statements of cash flow, the Company has reclassified 2006 cash inflows of $2,993 from financing activities to operating activities related to the portion of proceeds from issuance of flow-through shares that were recorded to share capital under Canadian GAAP and recognized as a liability under US GAAP.

f)	Derivatives

Under Canadian GAAP, the Company adopted CICA 3855 “Financial Instruments – Recognition and Measurement” effective January 1, 2007. Prior to adoption, under Canadian GAAP, the Company recorded its non-hedge derivatives on the balance sheet at fair value, with gains and losses recognized in earnings; however, the Company did not record non-financial derivative zinc customer sales contracts on the balance sheet. Effective January 1, 2007, these non-financial derivative contracts are also recognized on the balance sheet for Canadian GAAP purposes. The Company has recorded a 2006 US GAAP adjustment to reflect non-financial derivative zinc customer sales contracts on the balance sheet at fair value, with gains and losses recognized in earnings.

g)	Embedded derivatives

Prior to adoption of CICA 3855 effective January 1, 2007, the Company did not separate embedded derivatives for recognition on the balance sheet at fair value, as required by US GAAP. The Company has recorded a 2006 US GAAP adjustment to reflect recognition, at fair value, of provisional pricing embedded derivatives contained in concentrate purchase, anode sale, and certain other contracts. Adjustments for mark-to-market gains and losses have been recorded in earnings.

Effective January 1, 2007, the Company’s accounting for embedded derivatives is consistent with US GAAP, with the exception of transitional provisions included in CICA 3855. Under these provisions, the Company elected to identify embedded derivatives only in contracts entered into or amended on or after January 1, 2003. Accordingly, the Company has recorded a 2007 US GAAP adjustment to record provisional pricing embedded derivatives contained in contracts not separately recorded under Canadian GAAP.

HUDBAY MINERALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

(In thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2007 and 2006

h)	Tax on share issue costs

Under US GAAP, tax benefits associated with share issue costs are recorded as a capital transaction when recognized in subsequent periods. Under Canadian GAAP, the Company recognizes the tax benefit related to future tax deductions associated with share issue costs in earnings. The Company has recorded a 2007 US GAAP adjustment to reclassify such tax benefits from earnings to share capital.

i)	Stock-based compensation

The Company adopted SFAS 123(R) “Share Based Payment” effective January 1, 2006. The Company had previously adopted SFAS 123 “Share Based Payment”. The adoption of SFAS 123(R) did not result in a material change on the Company’s accounting for share based payments.

Under SFAS 123(R), entities are required to estimate the number of instruments for which requisite service is expected to be rendered and adjust the fair value to reflect estimated forfeitures at the date an option is granted. Under Canadian GAAP, the Company’s policy is to accrue stock-based compensation expense as if all instruments granted were expected to vest and recognize the effect of actual forfeitures as they occur. The Company has recorded US GAAP adjustments in 2006 and 2007 to reflect the effect of estimating forfeitures.

j)	Tax effect of US GAAP adjustments

Accounting for income taxes under Canadian and US GAAP is similar, except that income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP. In the periods presented there was no difference in tax rates. The Company has recorded tax effects of all US GAAP adjustments as appropriate.

k)	Comprehensive Income

Under US GAAP, SFAS 130 “Reporting Comprehensive Income” establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income consists of net income plus OCI, which contains certain other items that are recorded directly to shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on securities. Effective January 1, 2007, upon transition to new Canadian accounting standards for financial instruments, Canadian GAAP and US GAAP have similar standards for comprehensive income and OCI.

l)	Stated capital reduction

Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 2004, is not permitted by US GAAP and would result in an increase in share capital and a decrease in retained earnings of $21,979. This US GAAP adjustment did not result in an overall change to shareholders’ equity.

HUDBAY MINERALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

(In thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2007 and 2006

m)	Joint ventures

US GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts in joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint venture under US GAAP. It should be noted that earnings are always identical under either the equity method or the proportionate consolidation method. The additional information concerning the Company's interests in joint ventures is presented in note 19 to the Company’s audited consolidated financial statements for the year ended December 31, 2007.

n)	Accounting for uncertainty in income taxes

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”. This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 prescribes a recognition threshold and a measurement methodology for a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under US GAAP, effective January 1, 2007, the Company adopted the provisions of FIN 48. The adoption of FIN 48 did not affect the Company’s consolidated financial position, results from operations or cash flows. In the event that the Company recognizes interest accrued related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expense.

o)	Recent United States accounting pronouncements:

i)	In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which will apply to HudBay effective January 1, 2008. During 2008, the FASB issued FASB Staff Position No. FAS 157-2 (“FSP FAS 157-2”), which delays the effective date of SFAS 157 by one year for nonrecurring fair value measurements of non-financial assets and non-financial liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Essentially, SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of SFAS 157 in an inactive market. The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. FSP FAS 157-3 was effective upon issuance. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

•	Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

HUDBAY MINERALS INC.

Supplementary Note to the Consolidated Financial Statements

Reconciliation to United States Generally Accepted Accounting Principles

(In thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2007 and 2006

The Company is currently evaluating the impact that SFAS 157, FSP FAS 157-2 and FSP FAS 157-3 will have on its consolidated financial statements and expects the impact to be on presentation and disclosure matters.

ii)	In December 2007, the FASB issued SFAS 141(R), “Business Combinations”. This Statement replaces SFAS 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired and liabilities assumed in the transaction, including those arising from contingent considerations and contractual contingencies based on their fair values as measured on the acquisition date. In addition, SFAS 141(R) requires the acquirer to measure the non-controlling interest in the acquiree at fair value, which will result in recognizing the goodwill attributable to the non-controlling interest in addition to the goodwill attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. As SFAS 141(R) will apply only to future business combinations, it will not have a significant effect on the Company’s consolidated financial statements prior to such acquisitions.

iii)	In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements”. SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 requires consolidated net earnings to be reported including the amounts attributable to both the parent interest and the non-controlling interest. The Statement requires disclosure on the face of the consolidated statement of earnings of the amounts of consolidated net earnings attributable to the parent interest and to the non-controlling interest. SFAS 160 is effective for HudBay on January 1, 2009. The Company expects that the adoption of SFAS 160 will not have significant effect on the Company’s consolidated financial statements.

iv)	In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”. SFAS 161 expands quarterly disclosure requirements in SFAS 133 about an entity’s derivative instruments and hedging activities. SFAS 161 is effective for HudBay on January 1, 2009. The Company is currently assessing the impact of SFAS 161 on its future disclosures.

v)	In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141, “Business Combinations”. FSP FAS 142-3 is effective for HudBay on January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The Company does not expect the adoption of FSP FAS 142-3 to have a significant impact on the Company’s consolidated financial statements.

vi)	In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP.” The Company does not expect the adoption of SFAS 162 to have a significant impact on the Company’s consolidated financial statements.